United States securities and exchange commission logo





                             October 20, 2020

       Ron Baldwin
       Chief Executive Officer
       Uncommon Giving Corporation
       7033 E Greenway Pkwy, Suite 110
       Scottsdale, AZ 85254

                                                        Re: Uncommon Giving
Corporation
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted September
23, 2020
                                                            CIK No. 0001757190

       Dear Mr. Baldwin:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement submitted September 23, 2020

       Cover Page

   1. Please disclose on the cover page that the minimum initial investment is $100.00 for the purchase of 10 shares.
       Summary, page 2

   2.                                                   Please provide an
organizational chart depicting your corporate structure.
 Ron Baldwin
FirstName
UncommonLastNameRon     Baldwin
            Giving Corporation
Comapany
October 20,NameUncommon
            2020            Giving Corporation
October
Page 2 20, 2020 Page 2
FirstName LastName

Risk Factors
The Company is indebted and may borrow additional funds..., page 10

3. Please disclose that the $1.5 million loan to Inbank matures in May 2021. Please also disclose the aggregate annual interest payments the Company is obligated to pay.
We could become subject to the requirements of the Investment Company Act..., page 11

4. Please expand your risk factor to discuss the consequences to the company and this offering if you fail to meet the requirements of the transient investment company exemption under Rule 3a-2 of the Investment Company Act and you will need to register an as an investment company. As part of your response, address the impact on your ability to continue this offering under Rule 251(b)(4) of Regulation
A.
Risks Related to the Offering, page 21

5. Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers and directors.
6. We note that Section 22 of the subscription agreement provides that any dispute regarding the subscription agreement will be resolved by arbitration including claims pursuant to federal or state securities laws. Please add risk factor disclosure regarding how this provision impacts your shareholders, including:

                a description of the relevant forum for arbitration;
                any question as to the enforceability of this provision; relevant risks related to mandatory arbitration including, to the extent applicable,
              increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, that these provisions can
              discourage claims or limit shareholders    ability to bring a
claim in a judicial forum
              that they find favorable and limits on ability to bring class action lawsuits or seek remedy on a class basis;
                a statement that arbitration is intended to be the exclusive means for resolving matters with your shareholders and that the provision is intended to apply to claims made under the U.S. federal securities laws and the rules and regulations;
                the impact on claims arising under other laws; and
                a statement that investors cannot waive the company's compliance with federal securities laws and the rules and regulations promulgated thereunder.
7. Please add a risk factor related to the provisions in your organizational documents that could delay or prevent a change of control, including the provision that a special meeting may only be called by shareholders holding 50% or more of your common stock.
 Ron Baldwin
FirstName
UncommonLastNameRon     Baldwin
            Giving Corporation
Comapany
October 20,NameUncommon
            2020            Giving Corporation
October
Page 3 20, 2020 Page 3
FirstName LastName
Business of the Company
Sources of Revenues, page 35

8. Please expand the disclosure on pages 4 and 35 to define "SLA" and explain how it related to the License Agreement and Master Services Agreement described on page 32.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Recognition, page 39

9. We note that you terminated your relationship with Technology Development. Please expand the discussion to explain how the termination of this relationship has impacted the utility of your Platform and whether you will continue to utilize any of the software previously licensed from Technology Development on an ongoing basis. Also, please clarify what rights to the software platform you retained under the terminated license agreement.
Spinoff of Strategic Partner Units, page 42

10. Please expand the disclosure to name the strategic partner. If the strategic partner is
         Technology Developer, revise to explain how the termination of your agreement with
         Technology Developer impacts this relationship.
11. We note on page 43 that UGC Investment Holding LLC (Holding) is described as a wholly-owned subsidiary of the Company. We also note that units of Holding have been distributed to shareholders of the registrant in the spin-off. Please expand the discussion on page 43 to clarify the basis for consolidating Holding as a variable interest entity, describing in detail any agreements between the registrant and Holding that would support your conclusion that the Company is the primary beneficiary of Holding. Also, disclose whether the special dividend of Holding units constitute all the current outstanding equity of Holding. If not, please revise the discussion and financial statements to reflect any non-controlling interests of Holding unit holders.
Interests of Management and Others in Certain Transactions, page 61

12. Please file the agreement pursuant to which the Company has agreed to issue cash
         payments to Mr. Baldwin upon the lender   s extension of loans or
other credit and the
         indemnification agreement. Refer to Item 17.6(b)(i) of Part III of Form 1-A.
Description of Capital Stock, page 62

13. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain actions (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of
         Delaware). Please clarify if this Federal District Court carve out applies to all of the actions enumerated. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty
 Ron Baldwin
FirstName
UncommonLastNameRon     Baldwin
            Giving Corporation
Comapany
October 20,NameUncommon
            2020            Giving Corporation
October
Page 4 20, 2020 Page 4
FirstName LastName
         as to whether a court would enforce such provision. If the provision applies to Securities
         Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
14. We note that your certificate of incorporation includes a forum selection clause that designates the Court of Chancery of the State of Delaware (or if no Court of Chancery
         located within the State of Delaware has jurisdiction, the Federal District Court for the
         District of Delaware) as the sole and exclusive forum for certain actions. However, your
         Subscription Agreement states that any disputes regarding the Subscription Agreement or an investment in the Company will be resolved by arbitration in the State of Arizona,
         County of Maricopa or pursuant to the Rules and Code of Arbitration of the Financial
         Industry Regulatory Authority. Please reconcile these potentially conflicting provisions.
         Provide clear disclosure of regarding each provision, including the scope, risks and other impacts on investors.
Financial Statements
Note 3. Summary of Significant Accounting Policies, page F-8

15. We note on page F-9 that the Investment in Equity Investment relates to Technology
         Developer. We also note on page F-17 that you terminated the Master Service Agreement and the related License Agreement with Technology Developer on February 18, 2020 and we note on page F-18 that due to changes in the issuance by Technology Development of additional equity that you will account for this investment prospectively at fair value. We also note on page F-10 that the Company no longer holds this investment in Technology
         Developer and the license agreement and technology development agreement are terminated in conjunction with the settlement as of April 1, 2020 per page F-17 and page
         F-28 disclosure. Since you no longer directly hold this investment after April 1, 2020 but consolidate UGCIH which holds the investment, please revise the disclosure on pages F-
         17 and F-28 to clarify that you transferred your investment in Technology Developer to
         UGCIH in exchange for the Holding Note of $5 million and that the investment in
         Technology Developer is included in your Equity Investment due to consolidation of
         UGCIH as a VIE.
16. We note that your wholly-owned subsidiary, UGIV LLC, has a relationship with
         Uncommon Charitable Impact through a licensing agreement in which the Uncommon
         Charitable Impact will pay a license fee and services fee to UGIV. Please expand the disclosure to describe the terms of this licensing agreement, including that compensation to UGIV is limited to a fixed percentage of donations, less certain expenses of Uncommon
         Charitable Impact (see page 32 for detailed description).
 Ron Baldwin
Uncommon Giving Corporation
October 20, 2020
Page 5
17. Refer to your disclosure of your Equity investment in Technology Developer on page F-
      9. Please provide summarized financial information for your equity method investment in
      Technology Developer pursuant to APB Opinion 18, paragraph 20d [ASC 323-10-50-3c]
      (i.e., summarized financial information or separate financial statements).
Note 15. Subsequent Events
Variable Interest Entity (VIE) - UGC Investment Holding LLC, page F-18

18. We note that you consolidate UGCIH because you believe you are the primary beneficiary of the pledged assets, i.e. the Technology Developer Series A Preferred Units. We also note that the Technology Developer Preferred Units were transferred to UGCIH and you do not hold any direct ownership interest in UGCIH. Please expand the disclosure to explain the basis for your belief that the UGCIH assets pledged in conjunction with the
      Holding Note meet the criteria for consolidation as a VIE pursuant to ASC 810-10-50.
      Please expand the disclosure on page F-32 accordingly.
19. We note that prospectively you will measure the remaining equity interest at fair value.
      Please provide all disclosures required pursuant to ASC 820-10-50 regarding your determination of fair value of investments.
Financial Statements - June 30, 2020
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-29

20. Please also provide a revenue recognition accounting policy for each type of revenue described, such as licensing fees, platform fees, advisory fees, etc. Describe the nature of each revenue type and the timing of revenue recognition. Also, clarify whether you are using the guidance in ASC 605 or ASC 606.
        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at 202-551-3447 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRon Baldwin
                                                            Division of
Corporation Finance
Comapany NameUncommon Giving Corporation
                                                            Office of
Technology
October 20, 2020 Page 5
cc:       Gregory Samuel, Esq.
FirstName LastName